Exhibit 1.01

Profire Energy, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2014

Introduction

    This is the Conflict Minerals Report of Profire Energy, Inc. (“Profire”) for calendar year 2014 in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”). Unless the context indicates otherwise, the terms “Profire,” “we” and “our” refer to Profire Energy, Inc. and its consolidated subsidiaries. Please refer to Rule 13p-1 (the “Rule”), Profire’s Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment.  We conducted an analysis of our products and found that the above SEC defined “conflict minerals” can be found in our products and are necessary to the functionality or production of those products.

As required by the Rule, we undertook an analysis of our products to determine whether we would be deemed under the Rule to manufacture or contract to manufacture any product in which any of the conflict minerals was necessary to the functionality or production of such product.  During the process of our review, we identified two suppliers who provide products that contain conflict minerals that were necessary to the functionality or production of those products.

Accordingly, we conducted a reasonable country of origin inquiry to determine whether the conflict minerals for these products had originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country.  We conducted a survey of these suppliers using a template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. This template is being widely adopted by many companies in their due diligence processes related to conflict minerals. We sent the Conflict Minerals Reporting Template to the applicable suppliers. One of the suppliers identified that some materials may come from the DRC or an adjoining country. This supplier determined that tantalum, tin, and tungsten may originate from the DRC or an adjoining country.  However, all smelters used by this supplier participate in the Conflict Free Sourcing Initiative program.

In order to determine the presence and source of Conflict Minerals in the Company Products during the year 2014, the Company made inquiry of, and relied upon the responses of, our suppliers and information which they obtained at our request from sub-tier suppliers. In the process of information gathering, Company staff had written and oral communications with representatives of the supplier entities regarding the nature and extent of the information the Company was seeking, the necessity for a thorough response from the supplier or sub-tier supplier to all requests for information from the Company and the need to for the supplier to complete the forms provided by the Company in a timely manner to permit the Company to achieve compliance with the filing requirements of the Rule and Form SD.

Where the reasonable country of origin inquiry (“RCOI”) indicated that raw materials which we purchased and were incorporated in our Products may have contained Conflict Minerals from the Conflict Areas, we expanded the RCOI into due diligence, as required under paragraph (c)(1) of Rule 13p-1.

Due Diligence Measures Undertaken

Profire’s due diligence included the following processes:

•	Adopted a Conflict minerals Compliance Policy in 2013 governing the supply chain of Conflict Minerals from the Conflict Areas.
•	Communicated Profire’s Conflicts Mineral Compliance Policy to our employees.
•	Created an internal Conflict Minerals Compliance Team to design and lead Profire’s due diligence and risk mitigation efforts.
•	Requested that vendors provide Profire information about the extent to which its products purchased by Profire did or did not include any Conflict Minerals.
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Obtained (as the preferred reporting format from each vendor) a completed Conflict Minerals Reporting Template, which was developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative ("EICC/GeSI") from vendors who identified themselves as using conflict minerals.

•	One vendor disclosed that materials acquired from one of its suppliers included Conflict Minerals which originated from a Covered Country.

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Verified that this supplier was listed as compliant with the Conflict-Free Smelter Program assessment protocols of the Conflict Free Sourcing Initiative and thus did meet the requirements for classification as a Conflict-Free Smelter.

Product Description

Consistent with the Securities and Exchange Commission’s Order Issuing Stay (File No. S7-40-10) dated May 2, 2014, and related Statement dated April 29, 2014, Profire is providing information regarding its efforts to determine which, if any, of Profire’s Products contain any Conflicts Minerals from the Covered Countries.

•	Products: solenoid valves used to manage the flow of fuels in the fuel train.
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Facilities Used to Produce the Conflict Minerals/Efforts to Determine Mine or Location of Origin: Smelters were identified as sourcing tungsten, tantalum, and tin from the DRC.  All smelters identified participate in the Conflict Free Sourcing Initiative program.

•	Country of Origin: Of the tungsten, tantalum and tin determined to originate from any Covered County, a majority of smelter intake was reported as having originated from Rwanda.

Independent Private Sector Audit

Pursuant to Rule 13p-1, no independent audit is required.

Risk Mitigation/Future Due Diligence Measures

For reporting for the year ending December 31, 2015, Profire plans to continue to implement steps to improve information gathered from its RCOI and due diligence processes to mitigate the risk further that its necessary conflict minerals do not benefit armed groups. The steps include:

•	Continuing efforts to increase the response rate from vendors;
•	Expanding the implementation of conflict minerals assessment in the vendor approval process beyond those divisions which implemented the assessment in 2014;
•	Evaluating joining the Conflict Free Sourcing Initiative or other third party due diligence initiatives;
•	Reviewing-and enhancing where we deem appropriate-the composition and training of the internal Profire group leading Profire’s conflict minerals compliance efforts;
•	Continue to increase our focus on suppliers representing the highest risk of providing products containing 3TG; and,
•	Include a conflict minerals flow-down clause in new or renewed supplier contracts.